Exhibit 12
LEXINGTON CORPORATE PROPERTIES TRUST
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
For the year ended December 31,
($000’s)

Earnings	2005	2004	2003	2002	2001
Income before benefit (provision) for income taxes, minority interest, equity in earnings of non-consolidated entities and discontinued operations	$13,933	$31,694	$22,425	$22,340	$15,798
Interest expense	63,602	43,704	32,982	31,210	28,493
Amortization expense — debt cost	1,463	1,153	1,186	1,144	923
Debt satisfaction charges	(4,409)	56	7,459	345	3,988
Cash received from joint ventures	14,663	5,294	7,823	5,660	4,110

Total	$89,252	$81,901	$71,875	$60,699	$53,312

Fixed charges
Interest expense	$63,602	$43,704	$32,982	$31,210	$28,493
Debt satisfaction charges	(4,409)	56	7,459	345	3,988
Capitalized interest expense	816	225	142	24	168
Preferred stock dividend	16,435	6,945	3,392	693	2,709
Amortization expense — debt cost	1,463	1,153	1,186	1,144	923

Total	$77,907	$52,083	$45,161	$33,416	$36,281

Ratio	1.15	1.57	1.59	1.82	1.47